UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2023
Estimated average burden
hours per response . . . 12.00



21002263

REPORT
.-5

FACING PAGE

SEC FILE NUMBER
8-68672

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING   01/01/20   AND ENDING   12/31/20
                                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

TCG Securities, L.L.C.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Pennsylvania Avenue, NW, Suite 220 South
                            (No. and Street)

OFFICIAL USE ONLY
FIRM ID. NO.

Washington	DC	20004-2505
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rafael Beck   (212) 897-1690
                                                      (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
                                     (Name - if individual, state last, first, middle name)

1775 Tysons Boulevard	Tysons	Virginia	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC 1410 (3-91)

AFFIRMATION

I, Rafael Beck, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to TCG Securities, L.L.C. for the year ended December 31, 2020, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

Chief Financial Officer_____
Title

_____
Notary Public

TCG Securities, L.L.C.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Members' Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
      under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers
      Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and
      Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
      applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
      Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve
      Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With
      Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since
      the date of the previous audit (Supplemental Report on Internal Control).
[ ] Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1).
[ ] Independent Auditors' Report Regarding Rule 15c3-3 Exemption.
[ ] Rule 15c3-3 Exemption Report

**   For conditions of confidential treatment of certain portions of this filing, see section 240.17a-
5(e)(3).*

TCG Securities, L.L.C.
Statement of Financial Condition
December 31, 2020



EY
**Building a better
working world**

Ernst & Young LLP
1775 Tysons Blvd
Tysons, VA 22102

Tel: +1 703 747 1000
ey.com

Report of Independent Registered Public Accounting Firm

To the Members of TCG Securities, L.L.C.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TCG Securities, L.L.C. (the Company) as of December 31, 2020 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 2011.
February 26, 2021

TCG Securities, L.L.C.

Statement of Financial Condition
December 31, 2020

Assets		
Cash	$	1,549,188
Fees receivable		843,295
Prepaid expense		130,473
Other assets		27,803
Total assets	$	2,550,759
Liabilities and Members' Equity		
Liabilities		
Fees payable to sub-placement agents	$	752,295
Accrued expense		10,045
Total liabilities		762,340
Members' equity		1,788,419
Total liabilities and members' equity	$	2,550,759

The accompanying notes are an integral part of these financial statements.

TCG Securities, L.L.C.

Notes to Statement of Financial Condition
December 31, 2020

1. **Organization and Business**

    TCG Securities, L.L.C. (the "Company"), a majority-owned subsidiary of Carlyle Investment Management, L.L.C. (the "Parent"), is a limited liability company formed under the laws of the State of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

    The Company acts as a private placement agent with respect to the offer and sale of interests in affiliated entities.

    The liability of the Members is limited to the capital held by the Company.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation
    These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    Revenue Recognition
    The Company recognizes revenue in accordance with ASU 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). ASU 2014-09, and related amendments, provide comprehensive guidance for recognizing revenue from contracts with customers. Revenue is recognized when the entity transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The guidance includes a five-step framework that requires an entity to: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocated the transaction price to the performance obligations in the contract, and (v) recognize revenue when the entity satisfies a performance obligation.

    The Company earns fees by providing marketing services to affiliated entities pursuant to placement agent agreements. The customer in these contracts is generally the investment advisor or the fund entity that is retaining the Company as a placement agent. The Company considers the performance obligation in these contracts to be the promise to provide placement agent services, which it satisfies at a point in time when the customer receives and accepts the subscriptions submitted by the Company. The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring promised services to a customer.

    For contracts with closed-end private equity funds, the Company receives marketing fees that are generally ranging up to 0.20% of accepted investor capital commitments. The Company recognizes revenue when the customer accepts the investor commitment, and it has a present right to payment.

    For contracts with business development companies ("BDCs"), the Company receives quarterly platform fees for its services in the capital raising process. These platform fees generally range

from 0.0625% to 0.1875% of the investor's average aggregate drawn capital and is payable quarterly until the end of the investment period (3 years from the final closing date, subject to a one-year extension). Platform fees earned over the contract life represent variable consideration because the consideration the Company is entitled to varies based on the investors' average drawn capital balance at future points in time and the length of time the investor remains a shareholder of the BDC. Given that the platform fee basis is susceptible to market factors outside of the Company's influence, platform fees are constrained. Accordingly, estimates of future period platform fees are generally not included in the transaction price because these estimates are constrained. The transaction price for placement agent services provided is generally the amount determined at the end of the period because that is when the uncertainty for that period is resolved, which is when revenue is recognized.

The Company incurs costs in connection with its use of sub-placement agents for the solicitation of investors and otherwise to assist the Company in performing its obligations under the placement agent agreements. The Company concluded that it controls the services provided by sub-placement agents before they are transferred to the customer and therefore the Company is a principal. Accordingly, the Company recognizes fees payable to sub-placement agents on a gross basis as marketing fee revenue for the amount received from investors and a corresponding expense for the payment to the sub-placement agent.

Fees Receivable
Fees receivable represent amounts due from the Company's affiliates pursuant to the terms of Placement Agent Agreements. The majority of the outstanding receivable balance is not with entities that are under common control.

Cash
Cash includes cash held at banks. The Company considers investments in money market mutual funds to be cash equivalents. As of December 31, 2020, the Company did not hold any cash equivalents.

Other Assets
A tax refund receivable from a local taxing authority and a deposit with Central Registration Depository ("CRD") are included in other assets on the statement of financial condition. FINRA operates the CRD and uses the funds deposited to process registrations and other regulatory assessments of the Company.

Income Taxes
The Company is a limited liability company and is treated as a partnership for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes. The Company is subject to the New York City Unincorporated Business Tax and the related expense is included in the provision for income taxes on the statement of operations.

As of December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing evaluation as facts and circumstances may require.

In the normal course of business, the Company is subject to examination by federal and certain state tax regulators.

New Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Accounting for Financial Instruments – Credit Losses (Topic 326). ASU 2016-13 requires an organization to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Previously, GAAP required an "incurred loss" methodology that delays recognition until it is probable a loss has been incurred. Under the new standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected. The income statement will reflect the measurement of credit losses for newly recognized financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. This provision of the guidance requires a modified retrospective transition method with a cumulative-effect adjustment in retained earnings upon adoption. This guidance became effective for the Company on January 1, 2020, and the Company adopted this guidance on that date. The Company applied the modified retrospective method of adoption which resulted in no adjustment to amortized cost or retained earnings as of the effective date.

3. **Transactions with Related Parties**

The Company maintains an administrative services agreement with the Parent. Pursuant to the agreement, the Parent provides accounting, administration, information technology, compliance services, office space, employee services and other services. The Parent provides these services at no cost to the Company. Management has determined that the value of services provided to the Company for the year ended December 31, 2020 was approximately $25.8 million.

The Company provides placement services to affiliates. Pursuant to the terms of Placement Agent Agreements, the Company receives fees for the services it provides to the affiliates. All the Company's revenues earned are from services to affiliates.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2020, the Company had net capital of approximately $1,539,000 which exceeded the required net capital by approximately $1,488,000.

The Company does not hold customers' cash or securities. As such it is not affected by SEC Rule 15c3-3.

5. **Concentrations**

    All cash deposits are held by two financial institutions and therefore are subject to the credit risk at those financial institutions. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

    Fees receivable from two affiliates amount to approximately $843,000, representing all of the fees receivable on the statement of financial condition as of December 31, 2020.

6. **Commitments and Contingencies**

    In the ordinary course of its business, the Company may enter into contracts or agreements that contain indemnifications or warranties. Future events could occur that lead to the execution of these provisions against the Company. Based on its history and experience, the Parent considers the likelihood of such an event to be remote; however, the maximum potential exposure is unknown.

7. **Legal Matters**

    The Company may be party to litigation in the ordinary course of business. The Parent does not believe that the outcome of current matters, if any, will materially affect the Company or the financial statements.

8. **Economic Risks**

    Our business is materially affected by conditions in the global financial markets and economic conditions or events throughout the world that are outside of our control. For example, the COVID-19 pandemic has resulted in a widespread health crisis that continues to adversely affect general commercial activity and the economies and financial markets of many countries. Such unforeseen and catastrophic events could adversely affect the financial conditions and results of operations of the Company.